Nova Minerals Limited

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

July 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Karl Hiller
John Cannarella
John Coleman
Daniel Morris
Liz Packebusch

Re:	Nova Minerals Ltd
Amendment No. 7 to Registration Statement on Form F-1
Filed July 5, 2024
File No. 333-278695

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Nova Minerals Ltd., an Australian corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated July 12, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 7 to Registration Statement on Form F-1 (the “Registration Statement”) filed on July 5, 2024.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are concurrently with this letter filing with the Commission, Amendment No. 8 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Securities and Exchange Commission

July 12, 2024

Amendment No,. 7 to Registration Statement on Form F-1 filed July 5, 2024

Other Assets, page 9

1.	We note that you have disclosures beginning on pages 5, 45 and 58 regarding certain lithium projects associated with your 32.5% interest in Snow Lake Resources Ltd., including a description of the investee as a “lithium exploration stage company” that will be “fast-tracking” the development of its lithium mine.

However, that entity filed a Form 6-K on July 5, 2024 to report that its primary focus over the next year will be to advance the exploration of its two uranium projects, while taking “a slower, more careful approach” to exploring its two lithium projects.

Please update your disclosures as necessary to reflect the current exploration efforts and plans of the investee.

Response: In response to the Staff’s comments, the Company has included disclosures in the Amendment to reflect the current exploration efforts and plans of Snow Lake Resources Ltd.

General

2.	We note your disclosure that, prior to this offering, there has been no public market for ADSs representing your ordinary shares or the warrants. Please describe, where appropriate, the manner of determination of the offering price as well as the exercise price of warrants, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please see Item 9.A.2 of Form 20-F.

Response: In response to the Staff’s comments, the requested disclosure has been included in the Amendment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

*****

Sincerely,

/s/ Christopher Gerteisen
Christopher Gerteisen
Chief Executive Officer

cc:	Jeffrey Fessler